UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 1, 2002

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Event

Credit Ratings

On August 1, 2002, Fitch Ratings (Fitch) lowered its ratings of Portland General Electric Company (PGE, or the Company) to below investment grade and maintained a "Ratings Watch Negative" status on the Company. This action by Fitch reflects its view that the Company has reduced financial flexibility resulting from its status as a subsidiary of an insolvent parent, Enron Corp. (Enron), and a difficult capital market environment. Fitch also considered the risk associated with PGE's ongoing exposure to the Enron bankruptcy and the uncertainty regarding ongoing federal investigations into the Company's energy trading activities in the western U.S. power markets.

Fitch lowered PGE's senior secured debt rating from 'BBB' to 'BB+', senior unsecured debt from 'BBB-' to 'BB-', and preferred stock from 'BB' to 'B'. The commercial paper rating was lowered from 'F3' to 'B' and withdrawn. All of PGE's outstanding securities remain on "Rating Watch Negative" status.

Due to the ratings action by Fitch, PGE could be subject to requests by certain of its wholesale counterparties to post additional performance assurance collateral, with an exposure estimated at $8 million. Currently, no additional performance collateral has been requested as a result of this ratings action.

PGE believes its financial strength is demonstrated by its strong operations and earnings, cash flows, and adequate short-term liquidity. In addition, PGE's balance sheet reflects an equity to long-term capitalization ratio that remains strong and well above the 48 percent threshold established by the Oregon Public Utility Commission.

PGE's secured and unsecured debt ratings continue to be investment grade from both Moody's Investors Service (Moody's) and Standard & Poor's (S&P). Moody's retains the Company "on review for possible downgrade" and S&P maintains its "CreditWatch with Negative Implications" listing.

PGE has $150 million in long-term debt maturing in December 2002 and $182 million in 2003 ($142 million in May 2003 and $40 million in August 2003). The Company is pursuing options to refinance these maturities, including the issuance of additional First Mortgage Bonds and the use of revolving lines of credit with commercial banks; PGE anticipates meeting these obligations.

Management believes that it has the ability to use its existing lines of credit, along with cash from operations, to provide the Company with sufficient liquidity to meet its day-to-day cash requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

August 6, 2002   By: /s/ James J. Piro

James J. Piro
Executive Vice President, Finance
Chief Financial Officer and
Treasurer

August 6, 2002   By: /s/ Kirk M. Stevens

Kirk M. Stevens
Controller and
Assistant Treasurer